UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 21, 2022

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555

(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On June 21, 2022, Farmers National Banc Corp. (the “Company”), first sent to the shareholders of Emclaire Financial Corp. (“Emclaire”) a Cover Letter, Election Form and Letter of Transmittal and Instructions to Election Form and Letter of Transmittal (collectively, the “Exchange Agent Documents”) in connection with the proposed merger of Emclaire with and into FMNB Merger Subsidiary V, LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of March 23, 2022, by and among the Company, Merger Sub and Emclaire (the “Merger”). Copies of the forms of the Exchange Agent Documents are attached to this Current Report on Form 8-K as Exhibits 99.1, 99.2 and 99.3 and are incorporated herein by reference.

Important Additional Information About the Merger.

In connection with the proposed Merger, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a proxy statement of Emclaire and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The proxy statement/prospectus included in the Registration Statement on Form S-4 should not be read alone, but should be read in conjunction with the other information regarding the Company, Emclaire, the Merger Agreement and the proposed Merger that is contained in, or incorporated by reference into, the Registration Statement on Form S-4.

SHAREHOLDERS OF EMCLAIRE AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE EFFECTIVE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, EMCLAIRE, AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.farmersbankgroup.com or may be obtained from the Company by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The respective directors and executive officers of the Company and Emclaire and other persons may be deemed to be participants in the solicitation of proxies from Emclaire shareholders with respect to the proposed Merger. Information regarding the directors of the Company is available in its proxy statement filed with the SEC on March 17, 2022 in connection with its 2022 Annual Meeting of Shareholders and information regarding the executive officers of the Company is available in its Form 10-K filed with the SEC on March 9, 2022. Information regarding the directors and executive officers of Emclaire is available in its Form 10-K filed with the SEC on March 16, 2022 and other documents filed by Emclaire with the SEC. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Cover Letter

99.2	Election Form and Letter of Transmittal

99.3	Instructions to Election Form and Letter of Transmittal

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: June 21, 2022

Exhibit 99.1

June 21, 2022

Dear Emclaire Financial Corp. Shareholder:

This package is being mailed to you as a holder of record of shares of common stock of Emclaire Financial Corp. (“Emclaire”) in connection with the merger of Emclaire with and into FMNB Merger Subsidiary V, LLC (“Merger Sub”), a wholly-owned subsidiary of Farmers National Banc Corp. (“Farmers”) pursuant to the terms of the Agreement and Plan of Merger, dated as of March 23, 2022 (as it may be amended from time to time, the “Merger Agreement”), entered into by and among Emclaire, Merger Sub and Farmers (the “Merger”). Pursuant to the Merger Agreement, each outstanding Emclaire common share will be converted at the effective time of the Merger into the right to receive, at the election of the holder, one of the following:

●	2.15 Farmers common shares (a “Stock Election”); or
●	$40.00 in cash without interest (a “Cash Election”)

subject, however, to proration, adjustment and certain allocation procedures set forth in the Merger Agreement intended to ensure that 70% of the outstanding Emclaire common shares are converted into the right to receive Farmers common shares and 30% of the outstanding Emclaire common shares are converted into the right to receive cash.

On March 23, 2022, the date the Merger Agreement was executed, the per share closing price for Farmers common shares was $ 17.02, which, after giving effect to the exchange ratio of 2.15 and the cash amount of $40.00, would have an implied value of approximately $37.62 per Emclaire common share. As of June 7, 2022, the most reasonably practicable date prior to the mailing of the proxy statement/prospectus dated June 8, 2022 (as it may be amended from time to time, the “Proxy Statement/Prospectus”), the closing price for Farmers common shares was $15.70, which had an implied value of approximately $33.76 per Emclaire common share. Based on this price with respect to the stock consideration, and the cash consideration of $40.00 per share, upon completion of the Merger, an Emclaire common shareholder who receives stock for 70% of such shareholder’s common shares and receives cash for 30% of such shareholder’s common shares would receive total Merger consideration with an implied value of approximately $35.63 per Emclaire common share.

Emclaire is holding a special meeting of shareholders virtually at 9:00 a.m., Eastern Time, on July 20, 2022. Pending approval of the Merger Agreement by the Emclaire shareholders and satisfaction of certain other closing conditions specified in the Merger Agreement, we currently expect that the Merger will be consummated during the second half of 2022.

Enclosed is an Election Form and Letter of Transmittal and related Instructions that pertain to the Merger. In order to make an election, please complete, sign and return the Election Form and Letter of Transmittal to Computershare Trust Company, N.A. (the “Exchange Agent”), at one of the addresses set forth in the Instructions, so that it is RECEIVED no later than July 19, 2022. Please also return with your Election Form and Letter of Transmittal all share certificate(s) or confirmation of book-entry transfer, as applicable, representing your Emclaire common shares. Do not send your election materials directly to Farmers or Emclaire.

03NRFA

June 21, 2022

The deadline for submitting election forms (the “Election Deadline”) is July 19, 2022. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 PM Eastern Time on the date of the Election Deadline. In the event that the Election Deadline changes, Farmers and Emclaire will announce the revised date in a press release, on their websites and in filings with the Securities and Exchange Commission (the “SEC”). You may also obtain up-to-date information regarding the Election Deadline by calling Georgeson LLC, the information agent, at 866-295-8105. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly. If you do not make a valid and timely election, you will be deemed to have made No Election with respect to your Emclaire common shares.

For a full discussion of the transaction and the effect of your election, see the Merger Agreement and the Proxy Statement/Prospectus that is being sent to you under separate cover. BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ANNEXES THERETO AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE) AND THE ACCOMPANYING ELECTION FORM AND LETTER OF TRANSMITTAL.

You are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Farmers and Emclaire through the website maintained by the SEC at www.sec.gov or by requesting them by following the instructions in the section entitled “WHERE CAN YOU FIND MORE INFORMATION” in the forepart of the Proxy Statement/Prospectus. If you wish to request documents, you should do so at least five business days before the Election Deadline. THE PROXY STATEMENT/PROSPECTUS IS DATED JUNE 8, 2022, AND DOES NOT REFLECT DEVELOPMENTS SUBSEQUENT TO THAT DATE. However, the Proxy Statement/Prospectus incorporates by reference subsequent filings with the SEC by Farmers and Emclaire. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from or inconsistent with the information contained or incorporated by reference in those documents.

If you hold Emclaire common shares through a broker, dealer, commercial bank, trust company or other fiduciary, you should also instruct such broker, dealer, commercial bank, trust company or other fiduciary what election to make on your behalf by carefully following the instructions you will receive from your broker, dealer, commercial bank, trust company or other fiduciary (please note: you may be subject to an earlier deadline for making your election with respect to such Emclaire common shares). Please contact your broker, dealer, commercial bank, trust company or other fiduciary with any questions and to receive the appropriate instruction forms. COMPLETING THE ENCLOSED ELECTION FORM AND LETTER OF TRANSMITTAL WILL NOT RESULT IN YOU MAKING AN ELECTION FOR ANY EMCLAIRE COMMON SHARES YOU HOLD THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER FIDUCIARY.

June 21, 2022

If you have any questions regarding the election materials, please contact Georgeson LLC, the information agent, at 866-295-8105.

Very truly yours,

Kevin J. Helmick President and Chief Executive Officer

This Election Form and Letter of Transmittal is dated June 21, 2022, and is first being mailed to Emclaire common shareholders on or about June 21, 2022.

Exhibit 99.2

Computershare Trust Company, N.A.
P.O. Box 43011
Providence Rhode Island 02940-3011
Georgeson, Information Agent 866-295-8105

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6	C 1234567890 J N T

Tax ID certification on file: <Certified Y/N>

TOTAL SHARES 12345678901234

TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS.

ELECTION FORM AND LETTER OF TRANSMITTAL TO ACCOMPANY

CERTIFICATES OF COMMON SHARES, $1.25 PAR VALUE, OF EMCLAIRE FINANCIAL CORP. (“EMCLAIRE”)

This Election Form and Letter of Transmittal is sent to you in connection with the proposed merger (the “Merger”) of Emclaire with and into FMNB Merger Subsidiary V, LLC (“Merger Sub”), a wholly-owned subsidiary of Farmers National Banc Corp. (“Farmers”), pursuant to the Agreement and Plan of Merger dated as of March 23, 2022 (the “Merger Agreement”), by and among Farmers, Merger Sub and Emclaire. This Election Form and Letter of Transmittal may be used to make an election only with respect to Emclaire common shares you hold that are registered in your name. You may receive additional Election Forms and/or Letters of Transmittal with respect to Emclaire common shares held by you in another manner or in another name (if any). The deadline for submitting election forms is 5:00 PM Eastern Time on July 19, 2022 (the “Election Deadline”). Election forms must be RECEIVED by Computershare Trust Company, N.A. (the “Exchange Agent”) no later than 5:00 p.m., Eastern Time, on the date of the Election Deadline. If the Election Deadline is extended for any reason, Farmers and Emclaire will announce the new Election Deadline.

Total Certificated Shares	Shares Held By Us	Total Shares
12345678901234	12345678901234	12345678901234

Complete the box(es) on the reverse side to make an election to receive for each of your Emclaire common shares (i) 2.15 Farmers common shares (a “Stock Election”), or (ii) $40.00 in cash without interest (a “Cash Election”), each of which is subject to proration, adjustment and certain limitations as set forth in the Merger Agreement which are intended to ensure that 70% of the outstanding Emclaire common shares are converted into the right to receive Farmers common shares (the “Stock Consideration”) and 30% of the outstanding Emclaire common shares are converted into the right to receive cash in the amount of the Cash Election (the “Cash Consideration”) (as described in the Merger Agreement and summarized in the proxy statement/prospectus dated June 8, 2022 that is being sent to you under separate cover (as it may be amended from time to time, the “Proxy Statement”)). If no box is checked or you elect to make “No Election,” your Emclaire common shares will be converted into the right to receive such proportion of the Stock Consideration or Cash Consideration as determined pursuant to the Merger Agreement. BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT AND PROXY STATEMENT (INCLUDING ANNEXES THERETO AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE) AND THE ACCOMPANYING INSTRUCTIONS.

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                                    03NM7D

ELECTION CHOICES

I hereby elect to receive the following as consideration for my Emclaire common shares held in this account:

STOCK ELECTION (2.15 Farmers common shares for each Emclaire common share, subject to adjustment)

Mark this box to elect to make a Stock Election with respect to ALL of your Emclaire shares.
Mark this box to elect to make a Stock Election with respect to the following number of your Emclaire shares Please fill in the number of shares for which you would like to make a Stock Election.
CASH ELECTION ($40.00 in cash without interest for each Emclaire common share)
Mark this box to elect to make a Cash Election with respect to ALL of your Emclaire shares.
Mark this box to elect to make a Cash Election with respect to the following number of your Emclaire shares. Please fill in the number of shares for which you would like to make a Cash Election.
NO ELECTION
Mark this box to make no election with respect to ALL of your Emclaire shares.

You will be deemed to have made a NO ELECTION if:

A.	You fail to follow the instructions on the “Election Form and Letter of Transmittal” or otherwise fail properly to make an election;

B.

A properly completed “Election Form and Letter of Transmittal,” together with your certificate(s) or confirmation of book-entry transfer, is not actually received by the Exchange Agent at or before the Election Deadline;

C.	You properly and timely revoke a prior election without making a new election; or

D.	You check the “No Election” box above.

By making “No Election”, the form of consideration that you will receive as a result of the Merger will be determined by Farmers or, at Farmers’ direction, the Exchange Agent, in accordance with the terms of the Merger Agreement.

These elections will be subject to proration based on a proration adjustment if Stock Consideration is oversubscribed or undersubscribed. The allocation procedures set forth in the Merger Agreement are intended to ensure that 70% of the outstanding Emclaire common shares are converted into the right to receive Farmers common shares and 30% of the outstanding Emclaire common shares are converted into the right to receive cash.

No guarantee can be made that you will receive the amount of Cash Consideration or Stock Consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the Emclaire common shares being exchanged. You are encouraged to obtain current market quotations for Farmers and Emclaire when making your election.

To be effective, this Election Form and Letter of Transmittal must be properly completed, signed and delivered to the Exchange Agent at one of the addresses listed in the Instructions, together with your certificate(s) or confirmation of book-entry transfer, by the Election Deadline. Do not send your election materials to Emclaire, Farmers or Georgeson (the Information Agent).

SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on your certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions 5, 6, 7 and 8.

By signing below, I represent and warrant as follows:

(1) I have full power and authority to surrender the Emclaire common shares represented by the certificate(s) surrendered herewith or transferred in book-entry form, or covered by a guarantee of delivery, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my Emclaire common shares.

(2) I understand that neither surrender nor an election is made in acceptable form until receipt by the Exchange Agent of this Election Form and Letter of Transmittal, duly completed and manually signed, together with any certificate(s) representing Emclaire common shares and all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any surrender of the Emclaire shares will be determined by the Exchange Agent.

(3) I understand that I may not and shall not sell or otherwise transfer the Emclaire common shares subject to this Election Form unless the Merger Agreement is terminated or I properly revoke this election prior to the Election Deadline.

(4) I acknowledge that, until I properly surrender the certificate(s) representing the Emclaire common shares to which this Election Form and Letter of Transmittal relates or properly transfer such Emclaire shares in book-entry form, I will not receive any consideration issuable or payable. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Instructions.

Sign and provide your tax ID number on the IRS Form W-9 provided herein (or the appropriate IRS Form W-8 if you are a non-U.S. holder, a copy of which can be obtained at www.irs.gov). See Instruction 9.

Signature of owner	Signature of co-owner, if any
Area Code/Phone Number

SIGNATURE(S) GUARANTEED (IF REQUIRED) See instruction 6.

Unless the shares were tendered by the registered holder(s) of the common shares, or for the account of a member of a Eligible Institution, your signature(s) must be guaranteed by an Eligible Institution.

Authorized Signature
Name of Firm
Address of Firm – Please Print

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SPECIAL PAYMENT AND DELIVERY FORM

The merger consideration will be issued in the name and address provided on the Election Form and Letter of Transmittal unless instructions are given in the boxes below.

Special Payment and Issuance Instructions	Special Delivery Instructions

To be completed ONLY if the merger consideration is to be issued to a name that is different from the name on the surrendered certificate(s).	To be completed ONLY if the merger consideration is to be issued to an address that is different from the address reflected above.

Issue ☐ Check to:	Deliver ☐ Check to:

☐ Shares to:	☐ Shares to:

Name(s):	Name(s):
(Please Print)	(Please Print)

Address:	Address:

Telephone Number:	Telephone Number:

email:	email:

If completing this page for Special Payment and Issuance Instructions or Special Delivery Instructions, please obtain an Original Medallion Signature Guarantee Stamp below.

Exhibit 99.3

INSTRUCTIONS

(Please read carefully all of the instructions below)

1.         Delivery; Election Deadline: For any election contained herein to be considered, the Election Form and Letter of Transmittal, properly completed in accordance with these instructions and signed, and any other documentation reasonably required by Farmers National Banc Corp.’s exchange agent, Computershare Trust Company, N.A (the “Exchange Agent”), must be sent to the Exchange Agent at one of the following addresses so that it is actually received by the Exchange Agent at or prior to the deadline for submitting election forms (the “Election Deadline”). Please also include your common share certificate(s) with your Election Form and Letter of Transmittal.

If delivering by mail:	If delivering by courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	Suite V
Providence, RI 02940-3011	150 Royall Street
Canton, MA 02021

Do not send such materials directly to Emclaire Financial Corp. (“Emclaire”) or Farmers National Banc Corp. (“Farmers”) because the materials will not be forwarded to the Exchange Agent and your election will be invalid. The method of delivery is at the option and risk of the surrendering common shareholder. Registered mail, appropriately insured, with return receipt requested, is recommended. A return envelope is enclosed for your convenience.

The Election Deadline is 5:00 p.m., Eastern Time, July 19, 2022. If the Election Deadline is extended for any reason, both Farmers and Emclaire will announce the new Election Deadline at least five business days prior to the Election Deadline in a press release, on their websites and in filings with the SEC. You may also obtain up-to-date information regarding the Election Deadline by calling Georgeson, the Information Agent at 866-295-8105. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly. If you do not make a valid and timely election, you will be deemed to have made No Election with respect to your Emclaire common shares.

The Exchange Agent will determine whether any Election Form and Letter of Transmittal is received on a timely basis and whether an Election Form and Letter of Transmittal has been properly completed.

2.         Revocation or Change of Election Form: Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the Emclaire common shareholder submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent prior to the Election Deadline. Revocations must specify the name in which your common shares are registered on the share transfer books of Emclaire. The Exchange Agent will have discretion to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made. No election may be revoked or changed after the Election Deadline unless and until the Agreement and Plan of Merger, dated as of March 23, 2022 (as it may be amended from time to time, the “Merger Agreement”), entered into by and among Emclaire, FMNB Merger Subsidiary V, LLC and Farmers, is terminated. See Instruction 4.

03NM8E	1

3.        Surrender of Original Certificate(s); Lost, Stolen or Destroyed Certificate(s): This Election Form and Letter of Transmittal should be accompanied by the original share certificate(s) or evidence of book-entry shares evidencing your Emclaire common shares and any required, accompanying evidences of authority. If your share certificate(s) has been lost, stolen or destroyed, contact Emclaire’s transfer agent American Stock Transfer & Trust Company, LLC, at 800-937-5449 prior to submitting the Election Form and Letter of Transmittal regarding any additional requirements.

4.          Termination of Merger Agreement: Any Emclaire share certificate(s) surrendered will be held in trust by the Exchange Agent until completion of the Merger or the return of the certificates upon termination of the Merger Agreement. In the event of termination of the Merger Agreement, the Exchange Agent will promptly return share certificate(s) representing Emclaire common shares via registered mail or through a book-entry transfer for common shares held in street name. The Exchange Agent and Emclaire will use their commercially reasonable efforts to facilitate return of such share certificate(s) in the event of termination of the Merger Agreement, but return of share certificate(s) other than by registered mail will only be made at the expense, written direction and risk of the requesting Emclaire common shareholder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5.          Signatures: If the Election Form and Letter of Transmittal is signed by the registered holder(s) of the common shares surrendered, the signature(s) must correspond exactly with the name(s) as written on the face of any certificate(s) surrendered or on the assignment authorizing transfer, without alteration, enlargement or any change whatsoever. Do not sign the share certificate(s) because signatures are not required if submitted by the registered owner of such common shares who has not completed the section entitled “Special Payment and Issuance Instructions” or are for the account of an Eligible Institution (as defined below). If any of the common shares are owned by two or more joint owners, all such owners must sign the Election Form and Letter of Transmittal exactly as written on the assignment authorizing transfer or face of the certificate(s). If any common shares are registered in different names, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary capacity who are not identified as such to the registration must be accompanied by proper evidence of the signatory’s authority to act.

6.          Guarantee of Signatures: No signature guarantee is required on the Election Form and Letter of Transmittal if (a)(i) the Election Form and Letter of Transmittal is signed by the registered holder(s) (including any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of such common shares) of common shares surrendered with the Election Form and Letter of Transmittal, and (ii) such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment and Issuance Instructions;” or (b) such common shares are surrendered for the account of a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on the Election Form and Letter of Transmittal must be guaranteed by an Eligible Institution.

7.        Special Payment and Issuance Instructions: If the Merger consideration is to be made payable to or registered in a name other than the name(s) of the currently registered record owner(s) of shares, indicate the name(s) and address in the box captioned “Special Payment and Issuance Instructions.” The common shareholder(s) named in the box captioned “Special Payment and Issuance Instructions” will be considered the record owner(s) and should complete the section entitled “Signatures

2

Required” and the enclosed Internal Revenue Service (“IRS”) Form W-9 (or the appropriate IRS Form W-8 if you are a non-U.S. person, a copy of which can be obtained at www.irs.gov). If the section entitled “Special Payment and Issuance Instructions” is completed, then signatures on the Election Form and Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution. If the surrendered share(s) are registered in the name of a person other than the signer of the Election Form and Letter of Transmittal, or if issuance is to be made to a person other than the signer of the Election Form and Letter of Transmittal, or if the issuance is to be made to a person other than the registered owner(s), then the Election Form and Letter of Transmittal must be accompanied by duly executed stock powers, in each case signed exactly as the name(s) of the registered owner(s) appear, with the signatures on the stock power(s) guaranteed by an Eligible Institution as provided herein.

8.          Special Delivery Instructions: If the Merger consideration is to be delivered to an address other than that set forth next to the signature of the registered holder, indicate the address in the box captioned “Special Delivery Instructions.” If the section entitled “Special Delivery Instructions” is completed, then signatures on the Election Form and Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution.

9.        IRS Form W-9: A common shareholder that is a U.S. person (including a resident alien) should complete the enclosed IRS Form W-9 and provide such common shareholder’s correct Taxpayer Identification Number (“TIN”). Failure to provide the information on the form may subject the surrendering common shareholder to U.S. backup withholding (currently at a rate of 28%) on any reportable payment made pursuant to the merger. A common shareholder that is a non-U.S. person should use the appropriate IRS Form W-8, a copy of which can be obtained at www.irs.gov. Please review the instructions included on the enclosed IRS Form W-9 for additional information.

10.     Shares held through an IRA, broker, investment dealer, bank, trust company, or other intermediary. If you hold any stock through an IRA or through a broker, investment dealer, bank, trust company, or other intermediary, you should promptly contact the custodian of your IRA and follow their instructions as to the procedures for exchanging your shares of Emclaire common stock. If your shares of Emclaire common stock are held through a broker, investment dealer, bank, trust company, or other intermediary, you should contact that intermediary as soon as possible for instructions and assistance in delivering your shares of Emclaire common stock.

11.        Shares held in “street name” by a bank, broker or other nominee. If you hold your Emclaire common stock in “street name” through a bank, broker or other nominee (a “nominee”) you should instruct such nominee what election to make on your behalf by carefully following the instructions that you will receive from your nominee. An election will not be made on your behalf absent your instructions. You may be subject to an earlier deadline for making your election. Please contact your nominee with any questions.

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